Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Three months ended March 31, 2008 and 2007 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	March 31, 2008	December 31, 2007

Assets
Current assets:
Cash and cash equivalents	$98,523,118	$99,039,334
Accounts receivable and other	1,235,845	1,357,487
Due from related party (Note 10)	485,275	107,865
	100,244,238	100,504,686

Equipment	1,173,359	1,236,802
Investments (Note 4)	189,485	9,391,906
Reclamation bonds	2,541,246	1,797,010
Exploration properties and deferred exploration
expenditures (Note 5)	226,547,378	223,852,971
Investment in Turkish Properties (Note 6)	12,634,985	12,957,378
Investment in Aurora Energy Resources Inc. (Note 7)	76,317,901	76,696,684
	$419,648,592	$426,437,437

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,271,065	$2,550,477
Due to joint venture partners	-	564,377
Asset retirement obligations	509,642	486,775
	1,780,707	3,601,629
Asset retirement obligations	772,851	765,479
Future income taxes	56,298,633	55,220,552
Shareholders' Equity
Share capital (Note 8)	320,673,084	320,515,042
Contributed surplus	21,035,303	16,234,821
Accumulated other comprehensive income	-	4,788,488
Retained earnings	19,088,014	25,311,426
	360,796,401	366,849,777
	$419,648,592	$426,437,437

Nature of operations (Note 1)
Contingencies (Note 5)
Subsequent events (Notes 12)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2008	2007

Operating expenses:
Stock-based compensation	$4,063,294	$144,367
Wages and benefits	665,634	362,165
Property investigation	623,905	81,288
Write-down of exploration properties and deferred exploration
expenditures (Note 5)	320,457	-
Office and general	223,357	101,415
Accounting and audit	212,831	11,215
Listing and filing fees	173,721	133,655
Investor relations, promotion and advertising	145,350	286,339
Legal	101,766	64,989
Consulting fees	62,517	28,663
Rent	46,551	31,594
Amortization	54,091	28,765
Accretion expense	12,583	-

Loss from operations	6,706,057	1,274,455

Other income (expenses):
Gain on sale of investment (Note 4)	1,768,235	(366,143)
Interest income and other	936,803	522,015
Dilution gain (Note 7)	26,765	498,787
Loss on disposal of capital assets	(8,926)	-
Change in fair value of financial instruments	(171,421)	653,421
Equity in loss of Aurora Energy Resources Inc.	(405,547)	(1,391,989)
Foreign exchange loss	(1,621,421)	(9,638)

	524,487	(93,547)

Loss before income taxes	(6,181,570)	(1,368,002)

Current income tax expense	-	-
Future income tax expense (recovery)	41,842	(225,325)

	41,842	(225,325)

Loss for the period	(6,223,412)	(1,142,677)

Loss per common share, basic and diluted	$(0.07)	$(0.02)

Weighted average number of common shares outstanding
Basic and Diluted	83,186,606	62,795,316

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2008		2007

Cash provided (used for):
Operating activities:
Loss for the period	$(6,223,412	) $	(1,142,677)
Items not affecting cash:
Stock-based compensation	4,063,294		144,367
Write-down of exploration properties and deferred
exploration expenditures	320,457		-
Amortization	54,091		28,765
Accretion expense	12,583		-
(Gain) loss on sale of marketable securities/long term investments	(1,768,235)		366,143
Dilution gain	(26,765)		(498,787)
Gain on disposal of capital assets	8,926		-
Change in fair value of financial instruments	171,421		(653,421)
Equity in loss of Aurora Energy Resources Inc.	405,547		1,391,989
Unrealized foreign exchange loss	1,621,421		9,638
Future income taxes	41,842		(225,325)
Changes in non-cash working capital:
Accounts receivable and other	79,958		(25,525)
Accounts payable and accrued liabilities	(865,219)		(683,059)
Amounts due from related parties	(377,410)		23,451

Cash used in operating activities	(2,481,501)		(1,264,441)

Financing activities:
Issuance of common shares for cash	-		60,475,000
Cash received on exercise of warrants	-		4,942,743
Cash received on exercise of options	97,800		608,795
Share issue costs	-		(3,340,181)

Cash provided by financing activities	97,800		62,686,357

Investing activities:
Change in accounts receivable and other	41,684		(8,282)
Change in accounts payable and accrued liabilities	(414,193)		(221,643)
Proceeds from sale of equipment	165,500		-
Proceeds from sale of long term investment	5,295,450		-
Purchase of marketable securities and long term investments	-		(207,018)
Due to joint venture	(564,377)		-
Purchase of equipment	(198,828)		(93,967)
Reclamation bonds	(697,208)		-
Recovery of deferred exploration expenditures	-		234,534
Proceeds from sale of marketable securities	-		3,841,655
Investment in Turkish Properties	(182,373)		-
Interest in exploration properties and deferred exploration
expenditures	(1,510,913)		(563,853)

Cash provided in investing activities	1,934,742		2,981,426

Effect of exchange rate difference on cash	(67,257)		(20,468)

(Decrease) increase in cash	(516,216)		64,382,874

Cash, beginning of period	99,039,334		40,391,913

Cash, end of period	98,523,118		104,774,787

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares
				Accumulated Other
			Contributed	Comprehensive		Total Shareholders'
	Shares	Amount	Surplus	Income	Retained Earnings	Equity
	#	$	$	$	$	$
Balance as at December 31, 2007	83,176,050	320,515,042	16,234,821	4,788,488	25,311,426	366,849,777

Exercise of stock options	30,000	158,042	(60,242)	-	-	97,800
Stock-based compensation	-	-	4,860,724	-	-	4,860,724
Other comprehensive income	-	-	-	(4,788,488)	-	(4,788,488)
Net loss for the period	-	-	-	-	(6,223,412)	(6,223,412)

Balance as at March 31, 2008	83,206,050	320,673,084	21,035,303	-	19,088,014	360,796,401

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended
	March 31, 2008	March 31, 2007

Net loss for the period	$ (6,223,412)	$ (1,142,677)
Other comprehensive loss:
Unrealized gain (loss) on long-term investment	(3,020,253)	$ 1,346,084
Reclassification of gain on disposal of long-term investment included in net loss	(1,768,235)	-

Total comprehensive loss	$ (11,011,900)	$ 203,407

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 5, 6 and 7).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	a)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

	b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Comparative Figures

Certain of the prior year comparative figures have been reclassified to conform to the current year presentation.

3.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

3.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset based commercial paper (“ABCP”).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term requirements. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign exchange risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at March 31, 2008
	10% increase in US	10% decrease in US
	dollar	dollar
(Increase) decrease in net loss and comprehensive loss	$250,671	$(227,883)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

3.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Commodity price risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium and other precious minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other precious mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value. The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

The Company’s financial liabilities are not exposed to interest rate risk.

4.	INVESTMENTS

On March 6, 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol LAT. The Company received net proceeds of $5,295,450 upon the sale and recorded a gain of $1,768,235.

As at March 31, 2008, the Company still holds 1,000,000 share purchase warrants, which entitle the Company to purchase 1,000,000 common shares of LAT at a price of $1.25 per common share up to May 31, 2008. A fair value of $189,485 has been assigned to the share purchase warrants at March 31, 2008. The Company treats the share purchase warrants as derivative financial instruments with any change in fair value included in earnings for the period.

The following table sets out the movement of the Company’s financial asset investments, which are accounted for ‘available for sale’, ‘held-to-maturity’, ‘held for trading’, ‘loans and receivables’ as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as ‘held-to-maturity’ or ‘loans and receivables’ during the period.

	Available for sale	Held for trading	Total
At January 1, 2008	9,031,000	360,906	9,391,906
Movement in fair value	-	(171,421)	(171,421)
Disposals	(9,031,000)	-	(9,031,000)
At March 31, 2008	-	189,485	189,485

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total
	December 31,				Total
	2007	Additions	Recoveries	Write-downs	March 31, 2008
	$	$	$	$	$
USA
(Note 5(a))
Northumberland	71,099,913	435,496	-	-	71,535,409
Long Canyon	2,096,588	403,411	-	-	2,499,999
Sandman	21,378,165	877,720	-	-	22,255,885
Zaca	46,290,479	14,790	-	-	46,305,269
Eastern Great Basin	53,743,598	95,316	-	-	53,838,914
Carlin -Cortez	2,572,833	943,616	-	-	3,516,449
Other	16,652,712	59,758	-	-	16,712,470
	213,834,288	2,830,107	-	-	216,664,395

TURKEY
(Note 5(b))
Biga	359,476	(8,097)	-	(25,601)	325,778
Pirentepe	1,085,277	91	-	-	1,085,368
General Turkey	64,105	-	-	-	64,105
Aydin	35,491	776	-	-	36,267
Samli	277,469	17,387	-	(294,856)	-
Nidge	17,967	4,126	-	-	22,093
Dedidagi	10,386	37	-	-	10,423
TV Tower	36,198	-	-	-	36,198
Isper	-	108,400	-	-	108,400
	1,886,369	122,720	-	(320,457)	1,688,632

YUKON
(Note 5(c))
Wernecke	8,079,996	75,085	(13,048)	-	8,142,033

OTHER
PROPERTIES	52,318	-	-	-	52,318
	223,852,971	3,027,912	(13,048)	(320,457)	226,547,378

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	USA	Turkey	Yukon	Other	Total
	$	$	$	$	$
December 31, 2007	213,834,288	1,886,369	8,079,996	52,318	223,852,971

2008 expenditures:
Acquisition costs	-	108,400	-	-	108,400
Assaying & geochemical	27,576	-	14,212	-	41,788
Camp & field costs	22,481	1,847	593	-	24,921
Claim maintenance fees	157,119	-	-	-	157,119
Drilling	899,397	-	-	-	899,397
Environmental	13,339	-	-	-	13,339
Geophysics	113,034	-	2,606	-	115,640
Transportation	41,643	950	-	-	42,593
Wages, consulting and
management fees	1,366,252	45,221	46,396	-	1,457,869
Other	189,266	(33,698)	11,278	-	200,544
	2,830,107	122,720	75,085	-	3,027,912
Exploration costs
written-off	-	(320,457)	-	-	(320,457)
Recoveries	-	-	(13,048)	-	(13,048)
		(320,457)	(13,048)	-	(333,505)
March 31, 2008	216,664,395	1,688,632	8,142,033	52,318	226,547,378

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada. The Company owns 100% of the Northumberland property. During the three months ended March 31, 2008, the Company reached an agreement with Newmont Mining Corporation (“Newmont”) under which the Company maintains it 100% interest in Northumberland. Previously, under the terms of a Joint Venture Agreement, Newmont had the option to earn a 60% interest in Northumberland by completing $25 million in expenditures.

The holding costs for the properties at Northumberland include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”) plus related filing and recording fees applicable to unpatented mining claims and total US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of Net Smelter Royalty (“NSR”) from minerals produced from the claims. The Company purchased an additional unpatented mining claim at Northumberland from a private party, for a purchase price of $50,000.

In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Sandman Project

The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

The annual payments required to the BLM and county for Sandman and nearby Ten-mile project total approximately US$96,399, which includes an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

During the three months ended March 31, 2008, the Company and Newmont signed a Letter of Intent whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development. Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately US$5 million. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

Long Canyon Project

The Long Canyon Project is the most significant of what are referred to by the Company as the Eastern Great Basin properties (“EGB”). The EGB Project Properties consist of an extensive area of mineral rights across a broad region, and include the Long Canyon Project and three other gold exploration projects.

The EGB Projects properties are located in northeastern Nevada and northwestern Utah. The Company’s interest in these projects ranges from 25% to 100%.

In 2006, NewWest Gold Corporation (a wholly-owned subsidiary of the Company) (“NWG”) entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for NWG. During Phase I of the project, NWG is obligated, to spend $5 million of exploration expenditures within a five year period. As at March 31, 2008, NWG had spent approximately US$2,763,925 against this earn-in obligation. After completion of Phase I, NWG may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. A portion of the EGB Projects is covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. A smaller portion of the EGB Projects is covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The annual holding costs payable to the BLM and various counties for the EGB Projects total US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. Since the acquisition of NewWest Gold Corporation (“NWG”) in September 2007, the USFS has not sought contribution from the Company for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements. There is a 5% NSR royalty payable on certain of the Zaca claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Project is approximately US$22,853.

Carlin - Cortez Trends Project

The Carlin - Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin- Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims. The annual holdings costs for the Carlin-Cortez Trends Project total approximately US$30,504.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties (see information on the Halilaga project below), respectively.

See Note 6 – Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure. Under the terms of the original MOU, to earn back a 60% interest in any one of these four properties, TCAM was required to spend approximately US$2,800,000 on Pirentepe, approximately US$97,000 (completed) on TV Tower and approximately US$23,000 (completed) on Dedidagi. TCAM may earn an additional 10% interest in each property by completing a feasibility study and completing other requirements within four years of the earn-back date. As at March 31, 2008, TCAM had incurred expenditures of US$1,527,398 at Pirenteppe.

(c)	Wernecke Breccias, Yukon, Canada

In 2006, the Company and Rimfire Minerals Inc. (“Rimfire) jointly acquired mineral claims in the Yukon Territory and a data set, from arm’s length third parties, who retain a total 2% NSR over the claims and a surrounding Area of Influence (“AOI”). The Company and Rimfire staked additional claims during 2006 and 2007, adding to the land package. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest.

In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

6.	INVESTMENT IN TURKISH PROPERTIES

Agi Dagi and Kirazli Properties

The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR owing to an arm’s length third party. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity in loss on Turkish Properties”, respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn-back dates

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

6.	INVESTMENT IN TURKISH PROPERTIES (continued)

on Agi Dagi, Kirazli and Halilaga have been included in “Investment in Turkish Properties.”

TCAM has been granted an extension to December 31, 2008, to elect to earn an additional 10% interest in the Halilaga property. In return for the extension, TCAM has agreed to solely fund US$3,000,000 in exploration in Halilaga in 2008. To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before Dec. 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%.

7.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

The Company accounts for its investment in Aurora using the equity method of accounting. Under the equity method, the Company’s interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has recorded a dilution gain of $26,765 with respect to its investment in Aurora for the period ended March 31, 2008 ($498,787 – three months ended March 31, 2007), which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

As at March 31, 2008, the Company owned 30,947,336 common shares of Aurora (December 31, 2007 – 30,947,336) or approximately 42.3% of Aurora’s issued and outstanding common shares. The fair value of these shares at March 31, 2008 was $116,115,614 (December 31, 2007 - $418,717,456).

On April 8, 2008, the Nunatsiavut government voted eight to seven in favor of implementing a three year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. As a result of the moratorium Aurora is currently evaluating its planned expenditures for 2008.

8.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

8.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted Average
	options	Exercise Price
Balance, December 31, 2007	4,651,067	$6.66
Options granted	1,687,500	8.15
Options exercised	(30,000)	3.26
Options cancelled	(30,000)	9.54
Balance, March 31, 2008	6,278,567	$6.78

Options exercisable at March 31, 2008 totaled 4,637,525 (December 31, 2007 – 3,609,400).

At March 31, 2008, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of exercise prices	outstanding	contractual life	price	exercisable	exercisable
			$		$
$0.01 to $0.99	315,000	0.63 years	0.84	315,000	0.84
$1.00 to $1.99	1,306,000	1.50 years	1.26	1,306,000	1.26
$2.00 to $2.99	400,000	2.25 years	2.34	400,000	2.34
$4.00 to $4.99	160,000	3.00 years	4.51	148,333	4.49
$6.00 to $6.99	735,067	3.11 years	6.50	633,400	6.50
$8.00 to $8.99	1,617,500	9.23 years	8.09	713,125	8.04
$9.00 to $9.99	140,000	3.47 years	9.50	33,333	9.44
$10.00 to $10.99	660,000	4.24 years	10.24	345,000	10.18
$11.00 to $11.99	60,000	4.66 years	11.10	-	-
$14.00 to $14.99	835,000	3.92 years	14.24	726,667	14.23
$16.00 to $16.99	50,000	4.05 years	16.08	16,667	16.09
	6,278,567	4.45 years	6.78	4,637,525	5.99

Acquisition Stock Option Plan

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NewWest Gold Corporation options with Fronteer stock options.

As at March 31, 2008, there are 504,400 stock options outstanding (December 31, 2007 – 504,400) under the acquisition stock option plan, with a weighted average exercise price of $9.62. During the three months ended March 31, 2008, there was no activity in the acquisition stock option plan. All options currently outstanding under this plan are exercisable and have a remaining contractual life of 1.15 years.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

8.	SHARE CAPITAL (continued)

Stock-based compensation

For the three months ended March 31, 2008, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting terms may also vary.

The fair value of options granted during the three months ended March 31, 2008 ranged from $4.28 to $5.35 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	March 31, 2008	December 31, 2007
Risk free interest rate	3.21% to 3.74%	3.65% to 4.33%
Expected life	3.38 to 3.49 years	3.35 years
Expected volatility	74.0% to 75.3%	73.6% to 75.1%
Expected dividend yield	0.0%	0.0%

For the three months ended March 31, 2008, the Company has capitalized a total of $797,429 ($10,692 – three months ended March 31, 2007) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $4,063,294 ($144,367 – three months ended March 31, 2007) of stock-based compensation expense.

9.	COMMITMENTS

The Company has entered into leases for premises, office equipment and IT services. Total minimum lease commitments, total approximately $2,048,320. Minimum rental commitments for the following years total:

Year	Amount
$
2008	578,188
2009	665,615
2010	525,097
2011	314,181
2012	261,905
Subsequent to 2012	125,406
2,470,392

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2008 and 2007 (unaudited)

10.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2008, the Company invoiced Aurora $485,275 (March 31, 2007 - $191,577) for its share of office costs, employee wages and benefits. At March 31, 2008, the Company had a receivable due from Aurora of $485,275 (December 31, 2007 - $107,865) relating to these expenditures.

The Company and Aurora have signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement can be terminated on 60 days notice by either party.

11.	SEGMENTED INFORMATION

Geographical segmented information

The Company has three geographical segments: Canada, United States, and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 5, 6 and 7. The net loss relating to the operations in Canada, United States, Mexico and Turkey totaled $3,222,067, $2,101,384, $90,154 and $809,807 respectively for the three months ended March 31, 2008.

12.	SUBSEQUENT EVENTS

Subsequent to March 31, 2008, the Company granted 150,000 stock options at exercise prices ranging from $5.02 to $5.15 exercisable for a period of five years.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergroup.com	Jo Mark Zurel
Email: info@fronteergroup.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President and Chief Executive Officer
Toronto, Ontario	Sean Tetzlaff, Chief Financial Officer and Corporate Secretary
Canada	Ian Cunningham Dunlop, Vice President, Exploration
Phone: 416-362-5556	Jim Lincoln, Vice President, Operations
Fax: 416-362-3331	Chris Lee, Chief Geoscientist

Exploration Office - US	Registrar and Transfer Agent
250 S. Rock Blvd, Suite 118	Equity Transfer and Trust Company
Reno, Nevada	400 – 200 University Avenue
89502	Toronto, Ontario, M5H 4H1
USA	Canada

Legal Counsel	Registrar and Transfer Agent - US
Cassels Brock & Blackwell	Registrar and Transfer Company
2100 Scotia Plaza	10 Commerce Drive, PO Box 1727
40 King Street West	Cranford, NJ, 07016
Toronto, Ontario M5H 3C2	USA

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Shares Quoted
Toronto Stock Exchange: FRG
American Stock Exchange: FRG